November 9, 2020

Division of Corporation Finance Office of Mergers and Acquisitions Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549 Attention: Perry Hindin

Re:Responses to the Securities and Exchange Commission
Kyto Technology and Life Science, Inc.
Amendment No. 1 to Schedule TO-I Filed November 3, 2020
File No. 5-80125

Dear Mr. Hindin:

This letter responds to the Staff’s comments set forth in the November 5, 2020 letter regarding the above-referenced Schedule TO (the “Schedule TO”). For your convenience, the Staff’s comments are included below and we have numbered our responses accordingly.

In some of the responses, we have agreed to change or supplement the disclosures in future filings.  We are doing so in the spirit of cooperation with the staff of the Securities and Exchange Commission, and not because we believe our prior filing is materially deficient or inaccurate. Accordingly, any changes implemented in future filings should not be taken as an admission that prior disclosures were in any way deficient.  We have also indicated in some responses that we believe no change in disclosure is appropriate, and have explained why.  Our responses are as follows:

Schedule TO

Staff Comment

We note that the offer was set to expire on October 31, 2020. The amendment to the Schedule TO filed on Tuesday, November 3 announced that the Company has elected to extend the offer to Monday, November 9. Given that the announcement does not appear to have been made by 9:00 am Eastern time, on Monday, November 2, the next business day after the scheduled expiration date of the offer and otherwise does not disclose the approximate number of securities deposited to date, please advise how the company has complied with the requirements of Exchange Act Rule 14e-1(d). Please also provide your legal analysis of the consequences of such failure to comply, including the effect of such failure on the tender offer. Please also advise what consideration has been given to disclosing such non-compliance to holders, including the consequences of such non-compliance.

Company’s Response:

The Company respectfully advises the Staff that Amendment No. 1 to the Schedule TO was inadvertently filed and that the Warrant Tender Offer was not extended.  The Warrant Tender Offer expired on October 31, 2020 and the Company did not accept nor did it receive any tenders after the Warrant Tender Offer expired.  Per discussions with the Staff, the Company has filed Amendment No. 2 to the Schedule TO to disclose that Amendment No.1 to the Schedule TO was inadvertently filed and that no extension of the Warrant Tender Offer occurred.  As a result of the foregoing, we do not believe that Exchange Act Rule 14e-1(d) is applicable.

Thank you for your review of the filing.  If you should have any questions regarding the response letter, please do not hesitate to contact us.

Sincerely,

Kyto Technology and Life Science, Inc.

/s/ Paul Russo

Paul Russo

Chief Executive Officer

cc:Terry Kelly, Dorsey & Whitney LLP

Anthony Epps, Dorsey & Whitney LLP